EXHIBIT 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Lorilay Corp. on Form S-1 of our Report of Independent Registered Public Accounting Firm, dated January 27 2014, on the audited balance sheets of Lorilay Corp. as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder’s equity, and cash flows for the year ended December 31, 2013, the period from December 27, 2012 (Inception) to December 31, 2012 and the period from December 27, 2012 (Inception) to December 31, 2013 which appear in such Registration Statement.

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We also consent to the references to us under the headings “Experts” in such Registration Statement.

Arvada, Colorado

April 14, 2014                                                                                                   Cutler & Co. LLC